EXHIBIT 99.45

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Thursday, June 28, 2012

Alamos Gold Announces Positive Pre-feasibility Study for Ağı Dağı and Kirazlı; Reports

Initial Mineral Resource Estimate at Çamyurt

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is pleased to report that a positive preliminary feasibility study (“Pre-feasibility”) has been completed for the Company’s 100%-owned Ağı Dağı and Kirazlı gold projects in northwestern Turkey. In addition, the Company is providing an initial inferred mineral resource estimate for the Çamyurt gold project, which is located in close proximity to the Ağı Dağı project. All amounts are stated in United States dollars (“US”), unless otherwise stated.

Pre-feasibility Study Highlights

The Pre-feasibility is summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazlı project in 2014, followed by gold production from Ağı Daği in 2016.

•	Mine life of 7 years for Ağı Dağı and 5 years for Kirazlı.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a current spot price of $1,575 per ounce of gold, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

•	A number of opportunities exist to substantially improve project economics through additional drilling and engineering.

In addition to the above, the new inferred mineral resource estimate of 640,000 ounces at Çamyurt represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects. The Pre-feasibility for Ağı Dağı and Kirazlı incorporates significant capital spending on infrastructure that will benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Ağı Dağı and Kirazlı projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

1

TRADING SYMBOL: TSX:AGI

	Ağı Dağı	Kirazlı	Combined
Production
First gold pour	Q4-2016	Q4-2014	N/A

Mine life (years)	7	5	9

Total gold production (ounces)	1,001,800	495,300	1,497,100
Total silver production (ounces)	1,896,700	3,006,100	4,902,800

Average annual production (ounces)
Gold	143,000	99,000	166,000
Silver	271,000	601,000	545,000

Total ore mined (tonnes)	69,138,000	25,600,000	94,738,000
Total waste mined (tonnes)	80,154,000	46,880,000	127,034,000
Total material mined (tonnes)	149,292,000	72,480,000	221,772,000

Waste-to-ore ratio	1.16	1.83	1.34

Average grade (grams per tonne)
Gold	0.55	0.75	0.61
Silver	3.30	11.75	5.56

Recovery (%)
Gold	81%	81%	81%
Silver	26%	31%	29%

Average throughput (tonnes per day (“tpd”))	30,000	15,000	N/A

Capital Costs (millions)
Pre-production capital expenditure	$278.3	$146.1	$424.4
Sustaining capital expenditure	$17.2	$9.7	$26.9
Reclamation costs (net of salvage value)	$31.1	$9.9	$41.0
Total capital expenditure	$326.6	$165.7	$492.3

Operating Costs
Total cost per tonne of ore	$8.24	$9.56	$8.60

Total cash operating cost (per ounce sold)	$569	$494	$544
Royalty (per ounce sold)	$42	$21	$35
Total cash cost (per ounce sold)	$611	$515	$579

Base Case Economic Analysis
IRR (pre-tax)	14.5%	41.1%	23.2%
IRR (after-tax)	14.0%	39.4%	22.3%

NPV @ 0% discount rate (millions)	$258.3	$214.2	$472.5
NPV @ 3% discount rate (millions)	$167.7	$175.9	$343.6
NPV @ 5% discount rate (millions)	$121.5	$154.1	$275.6

NPV @ 5% applying spot gold (millions)	$362.2	$242.4	$604.6
IRR (after-tax) applying spot gold	28.3%	48.9%	36.5%

Gold price assumption (average, per ounce sold)	$1,206	$1,305	$1,239
Silver price assumption (average, per ounce sold)	$22.15	$26.08	$24.56

Key assumptions are as follows:

•	Mine design is based on a US$1,150 per ounce gold price and US$22.50 per ounce silver price.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

•	The economic cash flow model is based on analyst consensus long-term pricing assumptions averaging $1,239 per ounce of gold and $24.56 per ounce of silver.

•	Turkish Lira/US foreign exchange rate of 1.8:1, Euro/USD foreign exchange rate of 1.3:1.

•	Corporate tax rate of 4% based on the application of Turkish tax investment incentives which reduce the corporate tax rate from the statutory 20%.

Commenting on the Pre-feasibility, Alamos’ President and Chief Executive Officer, John A. McCluskey said, “Since we acquired the projects in January 2010, we have effectively doubled the size and scope of our Ağı Dağı and Kirazlı projects through aggressive in-fill and extension drilling. This Pre-feasibility demonstrates robust economics and strong cash flow generation at reasonable capital costs that we can finance internally.

“We’re also very pleased to report an initial inferred mineral resource estimate of 640,000 ounces for the Çamyurt project. We intend to rapidly advance this project towards a construction decision and expect it to have a significant impact on our future production profile in Turkey.

“Relations with the communities near the projects continue to be favourable and Alamos’ desire to fast-track these projects into production continues to receive support from the Turkish government. Production is currently scheduled to commence in 2014.”

Çamyurt Project Initial Mineral Resource Estimate

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike with additional potential to extend mineralization to the northeast and at depth. Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 metres. The average drill spacing is approximately 55 meters along strike, and fifty-nine drill holes are used in the estimate. The inferred mineral resource estimate is calculated applying a cut-off grade of 0.2 g/t Au.

A detailed summary of the inferred resources for Çamyurt is presented in the table below:

	Çamyurt – Inferred Mineral Resources[1] As at June 28, 2012
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.0	6,630	1.54	8.04	328,281	1,713,882
0.8	9,895	1.33	7.16	423,123	2,277,863
0.6	13,511	1.16	6.35	503,915	2,758,500
0.4	18,416	0.98	5.48	580,266	3,244,750
0.2	24,557	0.81	4.77	639,531	3,766,129
0.1	27,612	0.74	4.43	656,933	3,932,721

[1]

Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) * Ag recovery)), an average pit slope angle of 45[o] , estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges (refer to Table 1). Only oxide and transition material were considered in the pit run.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

The new inferred mineral resource estimate for Çamyurt represents a substantial addition to the Company’s resource base in Turkey. In addition, the average grade of the resource is substantially higher than at the Ağı Dağı and Kirazlı projects. The Company intends to continue expanding resources at Çamyurt in 2012.

Ağı Dağı and Kirazlı Background and Project Description

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage development projects through the purchase of three Turkish companies held by Teck Resources (“Teck”) and Fronteer Development Group (“Fronteer”). The Company paid a total of $40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%), for total consideration amounting to $90 million at the closing of the sale.

In March 2010, the Company published a positive preliminary economic assessment technical report (“Scoping Study”) evaluating the economic potential of developing Ağı Dağı and Kirazlı into gold mines. In addition, since acquiring the project, the Company began to delineate the Çamyurt exploration project, located approximately three kilometres southeast of Ağı Dağı.

The 12,055 hectare Ağı Dağı and Kirazlı gold projects are located in Çanakkale Province on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located about 50 kilometres (“km”) southeast of Çanakkale and Kirazlı is located approximately 19 km northwest of Ağı Dağı. Çanakkale is the largest centre in the peninsula with a population of approximately 100,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, electricity, transmission lines, and electricity generating facilities, the most significant being a large coal-fired power plant adjacent to the nearby Town of Çan, which has a population of approximately 30,000.

Mineral Resources

The Pre-feasibility was based on the December 31, 2011 measured and indicated mineral resource estimate for the Ağı Dağı and Kirazlı projects of approximately 2.2 million ounces of gold and 16.8 million ounces of silver (110.1 million tonnes grading 0.62 g/t Au and 4.76 g/t Ag), as press released on March 27, 2012 and available on the Company’s website or on SEDAR at www.sedar.com. Mineral resources as at December 31, 2011 were calculated within a pit shell determined using a $1,250 gold and a $22.50 silver price assumption.

For purposes of the Pre-feasibility, mineable ounces were determined by applying a pit shell calculated using a $1,150 gold and $22.50 silver price assumption.

As at December 31, 2011 the measured and indicated mineral resource at Ağı Dağı was 79.4 million tonnes grading 0.59 g/t Au and 3.32 g/t Ag (0.2 g/t Au cut-off) for a total of 1.5 million ounces of gold and 8.5 million ounces of silver. The inferred mineral resource at a 0.2 g/t Au cut-off is 20.9 million tonnes at 0.53 g/t Au and 2.86 g/t Ag for a total of 0.4 million ounces of gold and 1.9 million ounces of silver. The Pre-feasibility design assumes that 69.1 million tonnes grading 0.55 g/t Au and 3.3 g/t Ag, representing 1.0 million ounces of gold and 1.9 million ounces of silver are processed.

At Kirazlı, the measured and indicated mineral resource as at December 31, 2011 was 30.7 million tonnes grading 0.71 g/t Au and 8.49 g/t silver (0.2 g/t Au cut-off) for a total of 0.7 million

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

ounces of gold and 8.4 million ounces of silver. The inferred mineral resource is 5.6 million tonnes grading 0.52 g/t Au and 9.95 g/t Ag for a total of 0.1 million ounces of gold and 1.8 million ounces of silver. The Pre-feasibility design assumes that 25.6 million tonnes grading 0.75 g/t Au and 11.75 g/t Ag, representing 0.5 million ounces of gold and 3.0 million ounces of silver are processed.

Mine design for the Pre-feasibility excluded all inferred mineral resources despite a significant portion of the inferred resources being within the design pit shell. Inferred mineral resources representing approximately 160,000 ounces at Ağı Dağı and 53,000 ounces at Kirazlı are currently classified as waste due to insufficient drill spacing. These additional 213,000 ounces will be mined as part of the mining sequence and could improve overall project economics by increasing the undiscounted NPV of up to $60 million.

Mining

Mining of the Ağı Dağı and Kirazlı deposits will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver ore to the primary crusher and waste to waste dumps, pit backfill and/or as heap leach pad construction fill. The pit designs are based on a 5 meter bench height to match the resource model bench height.

The Pre-feasibility assumes that a contract miner will be hired to provide mine equipment and operating personnel during pre-production and throughout the life of mine operations.

The mine plan calls for the delivery of 30,000 tpd of ore to the crusher at Ağı Dağı and 15,000 tpd of ore to the crusher at Kirazlı. Mining activity after the pre-production periods will be approximately seven years at Ağı Dağı and five years at Kirazlı. A summary of the combined mine production schedules of Ağı Dağı and Kirazlı is shown in Table 2.

The recommended pit slope angles range from 18 to 42 degrees, in compliance with best practices for safety standards.

Processing and Infrastructure

The Ağı Dağı and Kirazlı projects have both been designed as heap leach operations utilizing a multiple-lift, single-use leach pad. Ore will be processed by primary crushing and open circuit secondary crushing to a nominal size of one inch. The secondary crushed ore will be agglomerated with cement in an agglomeration drum, stacked on the heap leach pad by conveyor stacking and processed by conventional heap leaching methods.

A single heap leach facility is planned at the northern side of the Ağı Dağı site with a capacity of approximately 70 million tonnes. Similarly, a single heap leach facility is planned for the Kirazlı site. The Kirazlı Heap Leach Facility will have a capacity of approximately 26 million tonnes. The respective capacities of the heap leach facilities were based upon the estimated measured and indicated resources at each of the sites. However, the heap leach pad at Ağı Dağı has the potential to be expanded to accommodate an additional 20 million tonnes.

Processing at Ağı Dağı and Kirazlı includes heap leaching of crushed ore with dilute cyanide solutions with precious metals production in carbon adsorption-desorption-recovery (“ADR”) plants to produce gold/silver doré bars. Sufficient metallurgical testing has been completed on samples from each project to support the Pre-feasibility level design of the process facilities. Wherever practical, identical equipment was used at both Ağı Dağı and Kirazlı to minimize spare parts handling and inventories, and to facilitate major equipment operations and maintenance.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Gold and silver recoveries by alteration type were estimated based on a column leach testing program. Testing results indicated crushing with cement agglomeration is required to achieve the estimated recoveries. The overall gold recoveries at both Ağı Dağı and Kirazlı average 81%. Silver recoveries are lower, averaging 26% and 31% for Ağı Dağı and Kirazlı, respectively. Reagent consumptions are low to moderate and leach times are at 90 days at both projects.

Preferred sites have been selected for heap leach facilities and waste rock dump sites at both Ağı Dağı and Kirazlı. Preliminary designs were completed for these facilities, and geotechnical characterization and engineering analyses were conducted to confirm stability and support the Pre-feasibility cost model for both projects.

The power connection for Ağı Dağı will be from a substation at the coal powered generating station at Çan. Power connection for Kirazlı will be from an existing power line that feeds the village of Kirazlı. Approximately 4.6 kilometers of new power lines will be required to feed power to Kirazlı while 20 kilometers will be needed to feed power from Çan to Ağı Dağı.

Operational water will be used at the project to wet new ore stacked on the leach pad, replace evaporation losses on the heap leach pad facilities, provide dust-control for haul roads, access roads, crushing and ADR operations, and construction activities. Water will be supplied to the projects mainly via a pipeline from the planned reservoir, from wells, and/or from surface water collected at each site.

Alamos has initiated an engineering design and feasibility study for a reservoir which will supply potable water to nearby communities in Ağı Dağı and Kirazlı, comprising over 20 villages, and sustainable process water to Ağı Dağı and Kirazlı mining operations. Alamos has committed to design and construct the reservoir in partnership with the government agency, the State Hydraulic Works (“DSI”). Dam design includes sufficient capacity for peak process water requirements and has been sized to accommodate drinking water requirements for the projected population for the year 2065 of the surrounding communities.

Since acquiring the Ağı Dağı and Kirazlı projects in early 2010 and in line with the Company’s objectives of sustainable development and social responsibility, the Company recognized the importance of improving the quality of potable water delivered to the local communities within its project areas and has committed to the development of the reservoir.

Permitting

In accordance with Turkish law, an Environmental Impact Assessment (“EIA”) report on each of the projects must be submitted for approval by the Turkish government. The EIA approval process involves the filing of an initial application defining the scope of the proposed project, a public consultation process, and a final submission. Upon receipt of approval, the Company will then proceed to apply for forestry, operating, construction and other required permits.

The Company had previously planned to submit its initial application for EIA approval by the end of the second quarter of 2012 and expected final EIA approval in the third quarter of 2012. In order to properly incorporate the increased design revisions and other scope changes contemplated within the Pre-feasibility, the Company has adjusted its EIA filing schedule.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

As a result, the Company now expects to obtain final EIA approval for the Kirazlı project in the first quarter of 2013 and final EIA approval for Ağı Dağı in the second quarter of 2013. Despite this adjustment, the projected date for the first gold pour at Kirazlı has not changed - it remains scheduled for the fourth quarter of 2014.

This schedule adjustment is not attributable to, nor indicative of, any expression of concern from Turkish regulators with any aspect of the project, but rather relates solely to the internal developments noted above.

Milestone Objectives Timeline

	Ağı Dağı	Kirazlı
EIA approval	Q2-2013	Q1-2013
Forestry permit and license to start and operate a business permit	Q4-2013	Q3-2013
Operating permits	Q4-2013	Q3-2013
Construction start	Q4-2013	Q3-2013
First gold pour	Q4-2016	Q4-2014

Capital Cost Estimates

The capital costs estimates for the Ağı Dağı and Kirazlı projects are summarized below and are based on first quarter 2012 US$ costs and are considered to have an accuracy of +/- 20%.

The Pre-feasibility assumes that Ağı Dağı and Kirazlı will each have stand-alone crushing, agglomeration, heap leach, and process plant facilities. Capital expenditures also include the cost of building a reservoir to supply drinking water for the local community and process water for mining operations. Pre-production capital expenditures for the projects are estimated to be $278.3 million for Ağı Dağı and $146.1 million for Kirazlı, for a total of $424.4 million.

The Company currently has in excess of $270 million in cash and short-term investments on hand, and expects to further increase its cash balance prior to the commencement of construction at Kirazlı. In addition, given the sequencing of the projects with production at Kirazlı commencing in the fourth quarter of 2014 and production at Ağı Dağı commencing two years later, positive cash flows from Kirazlı will subsidize the construction of Ağı Dağı starting in mid-2015. As a result of these factors, the Company expects to be able to internally finance these projects.

Total sustaining capital expenditures and reclamation costs (net of salvage values) for the combined projects are estimated to be $26.9 million and $41.0 million respectively, over the life of the projects. All capital items include a contingency ranging from 10% to 20% depending on the nature of the capital item, which equates to a total contingency of $62.8 million, or 13% of the total project initial and sustaining capital.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

(millions)	Ağı Dağı	Kirazlı	Combined
Pre-production mining	$83.5	$21.4	$112.1
Facilities and Infrastructure	56.5	36.3	92.8
Crushing and Conveying	15.1	15.1	30.2
Agglomeration	6.6	3.5	10.1
Heap Leach Pad	33.2	14.6	47.8
ADR and Refinery	9.0	8.5	17.5
Water Reservoir	14.7	17.7	32.4
Other	10.2	8.5	18.7
Contingency	42.3	20.5	62.8
Total Pre-Production Capital	$278.3	$146.1	$424.4

Sustaining Capital	17.2	9.7	26.9
Reclamation (net of salvage values)	31.1	9.9	41.0
Total Project Capital	$326.6	$165.7	$492.3

Operating Costs

Under the base case economic scenario contemplated in the Pre-feasibility applying an average gold price assumption of $1,239 per ounce and $22.50 per ounce of silver, the Company estimates the total cost per tonne of ore to be $8.24 for Ağı Dağı and $9.56 for Kirazlı (combined $8.60 total cost per tonne of ore). The costs include mining, processing and general and administration costs, but exclude reclamation costs, which are included within total capital costs in the economic cash flow model. Revenues from the sale of silver are included as a by-product credit offset to selling costs. Mining costs assume that the Company will hire a contractor to conduct mining operations.

Operating costs for the project were estimated using staffing and wage requirements based on typical rates in the Turkish mining industry. Most unit consumptions of materials, supplies, power, and water are based on test work. Other values are based on information for similar operations, or generally accepted industry standards. The operating costs have been estimated and presented without added contingency allowances based upon the Pre-feasibility level design and operating criteria present in this report. The operating costs are considered to have an accuracy range of +/-20%.

The table below highlights costs on a per ounce basis by project and on a combined basis.

(per ounce)	Ağı Dağı	Kirazlı	Combined
Mining Cost	$393	$393	$393
Processing Cost	$168	$210	$182
General and Administrative	$45	$36	$42
Selling costs and silver by-product credits	($37)	($145)	($73)
Total Cash Operating Costs	$569	$494	$544
Royalties	$ 42	$21	$35
Total Cash Costs (including royalties)	$611	$515	$579

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Royalties

The Turkish Government delegates its right to explore and operate mines to individuals or legal entities by issuing licenses in return for a payment of royalty. This royalty paid to the government is referred to as the “Mining State Right.” The revenue generated from the resources extracted in Turkey is subject to a royalty of 2%, minus the expenses incurred if associated with the transportation and processing of the ore for gold doré. The effective net royalty rate payable the Turkish government on the combined projects amounts to approximately 1.5%.

In addition to the Turkish government royalty, the Ağı Dağı project is subject to a 2% royalty payable to Franco Nevada.

Taxes

The statutory corporate tax rate in Turkey is 20%, however, the Company expects to benefit from tax investment incentives that have been recently implemented by the Turkish government to reduce the corporate tax rate on the Aği Dağı and Kirazlı projects to 4%. Effective June 19, 2012, the Turkish government legislated certain tax investment incentives designed to promote investment in specific industries and regions of Turkey. The Company has evaluated these investment incentives in consultation with a recognized international accounting firm and the Turkish government, and has determined that the Aği Dağı and Kirazlı projects will qualify for the following incentives on successful application:

•	Exemption from custom duties

•	VAT exemption

•	Support for interest payments

•	Social security premium employer share elimination

•	Reduced corporate tax

Under the incentive program, the Company is expected to be eligible for an 80% reduction to the corporate tax rate, resulting in an effective corporate tax rate of 4% over the current life of the projects.

For the purpose of the Pre-feasibility, the Company has only incorporated the corporate tax rate reduction into the economic analysis.

Economic Analysis (IRR/NPV) and Sensitivities

As part of the Pre-feasibility, an unlevered after-tax economic analysis of the base case scenario was completed. The analysis yielded an after-tax IRR of 22.3% and several after-tax NPVs were calculated at various discount rates, which are presented in the following table:

After-tax NPV (millions)

Discount Rate (%)	Ağı Dağı	Kirazlı	Combined
0%	$258.3	$214.2	$472.5
3%	$167.7	$175.9	$343.6
5%	$121.5	$154.1	$275.6
10%	$40.9	$109.8	$150.7

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

The Company performed an after-tax NPV analysis using current spot gold and silver prices ($1,575/oz gold and $27/oz silver). The analysis yielded an after-tax IRR of 36.5% and several after-tax NPV were calculated at various discount rates, which are presented in the following table:

After-tax NPV (millions)

Discount Rate (%)	Ağı Dağı	Kirazlı	Combined
0%	$608.6	$330.4	$939.0
3%	$446.4	$274.3	$720.7
5%	$362.2	$242.4	$604.6
10%	$210.8	$177.7	$388.5

The Company also performed an after-tax IRR sensitivity analysis under various price per ounce (“$/oz”) scenarios, which is presented in the following table:

After-tax IRR

Silver Price	Gold Price
	$1,000/oz	$1,200/oz	$1,500/oz	$1,800/oz	$2,000/oz
$15.00/oz	1.5%	16.6%	31.2%	44.3%	54.6%
$20.00/oz	2.3%	17.4%	32.0%	46.7%	55.8%
$22.50/oz	5.6%	17.8%	32.4%	47.3%	56.4%
$25.00/oz	6.0%	18.2%	32.8%	47.9%	57.1%
$30.00/oz	6.9%	19.1%	33.6%	49.1%	58.3%

The economic analysis was prepared using a discounted cash flow (DCF) method which measures the NPV of future cash flow streams. The evaluation was based on the following main assumptions:

•	Construction starts at Kirazlı in the third quarter of 2013 with construction at Ağı Dağı starting in the fourth quarter of 2013

•	First gold pour at Kirazlı during the fourth quarter of 2014 and the first gold pour at Ağı Dağı during the fourth quarter of 2016

•	For the combined project, period of analysis of 15 years

•	Silver revenue included as a by-product credit

•	4% corporate tax rates

•	Double declining balance depreciation method

•	Exploration and concession expenses depreciated using units of production

•	Costs are expressed in first quarter 2012 US dollars.

•	NPV analysis is presented as at January 1, 2013.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Additional Opportunities

A number of opportunities to optimize the project and/or improve project economics have been identified which are not part of the Pre-feasibility. These are summarized below:

•

Design and integrate a development plan for the 640,000 ounces of inferred mineral resources at the Çamyurt project to take advantage of significant capital and operating cost synergies which could substantially improve combined project economics and lower combined costs per ounce.

•

Conversion of approximately 213,000 contained ounces within the current designed pit outline from the inferred category to measured and indicated through additional drilling could improve the undiscounted project NPV by up to $60 million.

•	Potential to improve the design of pit slopes to provide for steeper angles, reducing waste removal costs and substantially improving the project NPV.

•	Evaluating the use of conveyors (including power generation) in place of truck hauling ore to generate operational savings and increase undiscounted project NPV by up to $25 million.

•	The potential exists to increase the height and capacity of the heap leach facility at Ağı Dağı from 70 million tonnes to 90 million tonnes in order to accommodate ore from Çamyurt.

•	Studies will be conducted to assess the potential to remove the need to drill and blast certain ores for a significant increase to the project NPV.

Conference Call Details

The Company’s senior management will host a conference call today, Thursday, June 28, 2012 at 10:00 am ET to discuss the Ağı Dağı and Kirazlı preliminary feasibility study.

Participants may join the conference call by dialling 1 (866) 225-0198 or 1 (416) 340-8061 for calls outside Canada and the United States or via webcast on the Company’s website at www.alamosgold.com.

A recorded playback of the conference call can be accessed after the event until July 12, 2012 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 5252443. The archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

Qualified Persons for Pre-Feasibility Study

The Pre-feasibility Study was prepared by leading independent industry professionals, all Qualified Persons under National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”), with the collaboration of the Alamos technical group. The following Qualified Persons, as defined in NI 43-101, participated in the Pre-Feasibility Study and have reviewed and approved the contents of this news release:

Mr. Marc Jutras, M.A.Sc., P.Eng., Director of Mineral Resources for Alamos

Mr. Herb Welhener, MMSA-QPM, of Independent Mining Consultants, Inc.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Mr. Russell A. Browne, P.E. of Golder Associates, Inc.

Dr. Dennis Ferrigno, Owner Representative of CAF & Associates, LLC

Mr. Carl Defilippi, Project Engineer of KCA

Mr. Pedro Repetto, Owner of Geotech Consultant

Mr. Allen Anderson, Senior Consultant of Metallurgical Consultants

Dr. Robert Millar, Sr. Hydrogeologist of Golder Associates

Mr. David Nicholas, Principal of Call & Nicholas, Inc.

Mr. Michal Dobr, Principal at Golder Associates

The exploration programs for Ağı Dağı, Kirazlı and Çamyurt have been conducted under the supervision of Charles Tarnocai, PhD in Geology, Alamos’ Vice President of Exploration and Corporate Development and a Qualified Person as defined by NI 43-101. Dr. Tarnocai also reviewed and supervised the preparation of the technical information and other content set forth in this news release.

The Technical Report supporting the Pre-Feasibility Study, meeting the requirements of NI 43-101, will be filed with the appropriate regulatory authorities within 45 calendar days of this news release.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $270 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of June 28, 2012, Alamos had 119,856,808 common shares outstanding (124,725,708 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This press release uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.

Cautionary Non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain Non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures which are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are Non-GAAP performance measures which could provide an indication of the mining and processing efficiency and effectiveness of the Mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are Non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These Non-GAAP terms are also used to assess the ability of a mining company to

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 1: Recovery Assumptions for Çamyurt Inferred Mineral Resource

Redox	Gold Recovery	Grade Range (g/t Au)	Silver Recovery	Grade Range (g/t Ag)
Oxide	85%	≥ 0.66	42%	≥ 0.1
Oxide	80%	≥0.25, <0.66	0%	<0.1
Oxide	62%	≥0.1, <0.25
Oxide	0%	<0.1
Transition	55%	≥0.15	35%	≥0.15
Transition	0%	<0.15	0%	<0.15

Table 2: Ağı Dağı and Kirazlı Pre-feasibility Mine Production Plan

Year	Quarter	KIRAZLI						AGI DAGI
		ORE ktonne	Net Value $/t	au g/t	ag g/t	WASTE ktonne	TOTAL ktonne	ORE ktonne	Net Value $/t	au g/t	ag g/t	WASTE ktonne	TOTAL ktonne

2013		488	6.55	0.01	50.46	6,512	7,000	0				0	0
2014	1	0					0	135	8.37	0.38	1.48	865	1,000
	2	0					0	151	5.46	0.30	1.41	1,849	2,000
2014	3	412	10.29	0.23	37.80	4,776	5,188	108	5.04	0.29	0.39	2,892	3,000
	4	1,200	33.91	1.07	26.09	5,183	6,383	706	7.22	0.35	1.67	4,294	5,000
2015	1	1,313	39.31	1.27	26.22	4,389	5,702	1,361	8.54	0.39	2.28	3,639	5,000
	2	1,312	25.98	0.90	18.64	3,279	4,591	1,603	9.30	0.41	2.58	3,397	5,000
	3	1,312	21.55	0.79	9.73	2,540	3,852	748	8.09	0.39	0.77	2,252	3,000
	4	1,313	21.85	0.82	10.04	1,926	3,239	740	12.15	0.52	0.77	1,760	2,500
2016	1	1,313	21.28	0.82	12.02	1,583	2,896	0				0	0
	2	1,312	19.70	0.76	7.49	1,673	2,985	0				0	0
	3	1,312	17.70	0.71	8.38	1,438	2,750	1,837	12.52	0.52	3.08	3,163	5,000
	4	1,313	16.87	0.69	8.18	1,445	2,758	1,678	12.77	0.53	3.51	3,322	5,000
2017	1	1,313	17.60	0.70	9.79	1,430	2,743	1,992	16.11	0.65	0.75	3,008	5,000
	2	1,312	15.70	0.67	6.94	1,281	2,593	2,335	16.52	0.66	0.95	2,665	5,000
	3	1,312	17.23	0.70	9.00	1,806	3,118	2,496	14.49	0.59	0.83	2,504	5,000
	4	1,313	18.52	0.74	8.71	1,412	2,725	2,409	13.72	0.57	1.40	2,591	5,000
2018	1	1,313	19.02	0.76	9.18	1,341	2,654	2,587	13.38	0.56	1.29	2,413	5,000
	2	1,312	17.63	0.71	9.75	1,145	2,457	2,586	10.79	0.47	1.52	2,414	5,000
	3	1,312	15.49	0.66	7.79	1,064	2,376	2,325	9.37	0.43	2.29	2,675	5,000
	4	1,313	15.43	0.66	6.91	1,072	2,385	2,578	8.71	0.41	1.91	2,422	5,000
2019	1	1,313	12.46	0.59	3.76	873	2,186	2,625	9.12	0.42	1.96	2,354	4,979
	2	851	12.84	0.61	2.78	531	1,382	2,625	9.67	0.44	1.09	1,447	4,072
	3	336	9.17	0.50	1.55	181	517	2,625	11.85	0.51	1.34	1,513	4,138
	4							2,625	11.11	0.48	1.85	1,987	4,612
2020	1							2,625	10.74	0.47	2.21	2,489	5,114
	2							2,625	9.44	0.43	2.34	2,514	5,139
	3							2,625	8.38	0.39	2.54	2,697	5,322
	4							2,625	8.16	0.39	2.75	2,658	5,283
2021	1							2,625	9.34	0.42	3.00	2,456	5,081
	2							2,625	16.11	0.63	4.36	2,402	5,027
	3							2,625	23.38	0.86	6.15	2,087	4,712
	4							2,625	24.90	0.89	8.45	1,813	4,438

2022	1							2,625	21.10	0.78	7.93	1,557	4,182
	2							2,100	14.82	0.60	6.48	1,096	3,196
	3							1,752	13.77	0.58	5.94	961	2,713
	4							1,726	14.64	0.65	6.32	1,072	2,798
2023	1							835	23.98	1.06	13.76	690	1,525
	2							225	91.20	3.78	55.91	236	461
	3
	4
		25,600	19.52	0.74	11.75	46,880	72,480	69,138	13.25	0.55	3.30	80,154	149,292

15 | ALAMOS GOLD INC